Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

November 20, 2009

Item 3

News Release

The news release was disseminated on November 23, 2009 by way of Stockwatch.

Item 4

Summary of Material Change

The Company announces resignation of Chester Millar.

Item 5

Full Description of Material Change

1.1

Full Description of Material Change

The Company reports that Chester Millar has tendered his resignation as non-executive Chairman and member of the Board of Directors. The Company will be seeking to fill the position of Chairman in due course.  Pediment would like to thank Mr. Millar for his invaluable contributions as a member of the Board and wishes him the best in his future endeavors.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418
Facsimile:

(604) 669-0384

Item 9

Date of Report

November 23, 2009